CORRESP 1 filename1.htm
November 4, 2015

VIA EDGAR

Melissa Raminpour, Branch Chief
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Avis Budget Group, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 23, 2015
Form 8-K furnished August 3, 2015
File No. 001-10308

Dear Ms. Raminpour:

This communication is in response to the Staff’s comment letter dated October 28, 2015. For your convenience, we have included in italics the Staff’s comments as set forth in its letter and the Company’s response to each comment immediately below such comment.
Form 10-K for the year ended December 31, 2014
Selected Financial Data
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
1.    We note that you disclose consolidated Adjusted EBITDA within your table of selected financial data, as well as within your MD&A discussion. Please revise to include a statement disclosing the reasons why management believes the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. See Item 10(e) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comments and intend to add the following disclosure to future annual filings on Form 10-K as required by Item 10(e) of Regulation S-K.

“We believe Adjusted EBITDA is useful as a supplemental measure in evaluating the aggregate performance of our operating businesses and in comparing our results from period to period. We believe that Adjusted EBITDA is useful to investors because it allows investors to assess our financial condition and results of operations on the same basis that management uses internally. Adjusted EBITDA is a non-GAAP measure and should not be considered in isolation or as a substitute for net income or other income statement data prepared in accordance with U.S. GAAP.”

In addition, in light of the Staff’s comments, we added this disclosure to our MD&A discussion in our quarterly report on Form 10-Q for the period ended September 30, 2015 filed on November 3, 2015.
Form 8-K furnished August 3, 2015
2.    We note your disclosure in the bullet point section at the top of your earnings release that diluted earnings per share increased 24% to $0.84, excluding certain items. Please revise to include equal or more prominent disclosure of the most comparable GAAP measure, presumably diluted earnings per share. See Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K. Also, this disclosure, as well as the disclosure in the first paragraph of the earnings release that you reported net income of $90 million, or $0.84 per share, an increase of 24%, excluding certain items, includes non-GAAP financial measures with titles or descriptions that are confusingly similar to their comparative GAAP measures. Please revise to use a title or description for your non-GAAP financial measures that is not the same, or confusingly similar to the title or descriptions used for GAAP financial measures, as required by Item 10(e)(1)(ii)(E) of Regulation S-K.

RESPONSE:

In light of the Staff’s comments, Items 10(e)(1)(i)(A) and 10(e)(1)(ii)(E) of Regulation S-K, and Instruction 2 to Item 2.02 of Form 8-K, we expanded disclosure in our 2015 third quarter earnings release, furnished November 2, 2015 on Form 8-K, to present GAAP diluted earnings per share with equal or greater prominence to our non-GAAP measure, which we now call “adjusted diluted earnings per share.” Further, throughout our earnings release we revised our non-GAAP financial measures with titles that are not the same, or confusingly similar to the titles used for GAAP financial measures.

* * *

On behalf of the Company, the undersigned acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (973) 496-7938 should you require further information or have any questions.

Very truly yours,

/s/ DAVID B. WYSHNER
David B. Wyshner
Senior Executive Vice President and Chief Financial Officer